Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2022 Interim Results Announcement

For the Six Months Ended 30 June 2022

1.	IMPORTANT MESSAGE

1.1

This interim results summary of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Sinopec Shanghai”, together with its subsidiaries, the “Group”) for the six months ended 30 June 2022 (the “Reporting Period”) is extracted from the full text of the 2022 interim report. For detailed content, investors are advised to read the full text of the 2022 interim report which is published on the websites of the Shanghai Stock Exchange or other designated website of China Securities Regulatory Commission (“CSRC”), Hong Kong Exchanges and Clearing Limited and the Company.

1.2	Corporate Information

A Shares	Stock Exchange Listing Stock Short Name Stock Code	Shanghai Stock Exchange SHANGHAI PECHEM 600688
H Shares:	Stock Exchange Listing	The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”)
	Stock Short Name Stock Code	SHANGHAI PECHEM 00338
American Depository Receipts (“ADR”):	Stock Exchange Listing Stock Code	New York Stock Exchange SHI

	Secretary to the Board	Securities Affairs Representative
Name	Liu Gang	Yu Guangxian
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) Postal Code: 200540	48 Jinyi Road, Jinshan District, Shanghai, the PRC Postal Code: 200540
Telephone	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	liugang@spc.com.cn	yuguangxian@spc.com.cn

2.	MAJOR FINANCIAL DATA AND SHAREHOLDERS STATUS

2.1	Major Financial Data

Prepared under the People’s Republic of China (“China”) Accounting Standards for Business Enterprises (“CAS”)

2.1.1	Major Accounting Data

			Unit: RMB’ 000

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	45,900,355	37,136,606	23.60
Total (loss) / profit	-442,601	1,510,713	-129.30
Net (loss)/profit attributable to equity shareholders of the company	-436,009	1,244,189	-135.04
Net (loss)/profit attributable to equity shareholders of the company excluding non-recurring items	-402,544	1,169,426	-134.42
Net cash used in operating activities	-6,405,122	-2,389,552	168.05

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	28,875,824	30,260,172	-4.57
Total assets	42,481,112	47,038,622	-9.69

2.1.2	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic (losses)/earnings per share (RMB/Share)	-0.040	0.115	Not applicable
Diluted (losses)/earnings per share (RMB/Share)	-0.040	0.115	Not applicable
Basic (losses)/earnings per share after non-recurring items (RMB/Share)	-0.037	0.108	Not applicable
(Loss)/return on net assets (weighted average) (%)*	-1.448	4.164	Decrease 5.61 percentage points
(Loss)/return on net assets after non-recurring items (weighted average) (%)*	-1.337	3.913	Decrease 5.25 percentage points

*	The above-mentioned net assets do not include non-controlling interests.

2.1.3	Differences between Financial Statements Prepared under CAS and those Prepared under International Financial Reporting Standards (“IFRS”)

				Unit: RMB’ 000

	Net (loss)/profit attributable to equity shareholders of the holding company		Total equity attributable to equity shareholders of the holding company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	-436,009	1,244,189	28,875,824	30,260,172
Prepared under IFRS	-426,518	1,276,462	28,858,796	30,242,139

For a detailed description of the differences between financial statements prepared under CAS and those prepared under IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS.

2.1.4	Non-recurring Profit and Loss Items (Prepared under CAS)

Unit: RMB’ 000

Non-recurring profit and loss items	Amount
Losses on disposal of non—current assets	-5,960
Government grants recorded in profit and loss	10,905
Employee reduction expenses	-8,251
Losses from changes in fair value of financial assets and liabilities	-8,987
Gains from structured deposits	9,300
Losses on disposal of derivative financial instruments	-18,618
Losses on selling of financial assets at fair value through other comprehensive income	-2,187
Entrusted loan income	2,667
Other non-operating income and expenses other than those mentioned above	-20,106
Income tax effect for the above items	7,706
Effect attributable to non-controlling interests (after tax)	66

Total	-33,465

2.2	Shareholding of the Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders of ordinary shares as at the end of the Reporting Period	105,475

Shareholding of the top ten shareholders								Unit: Shares
Name of shareholders (Full name)	Class of shares	Increase/ decrease of shareholding during the Reporting Period (shares)	Number of shares held at the end of the Reporting Period (shares)	Percentage of Shareholding (%)	Number of shares held with selling restrictions (shares)	Pledged/frozen		Nature of shareholders
						Status of shares	Number of shares
China Petroleum & Chemical Corporation	A shares	0	5,459,455,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	-1,331,000	3,452,508,030	31.90	0	Unknown	—	Overseas legal person
HKSCC Limited	A shares	-37,758,402	77,391,306	0.72	0	None	0	Overseas legal person
Wang Lei	A shares	-11,535,500	56,120,300	0.52	0	None	0	Domestic natural person
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	-19,179,415	45,222,300	0.42	0	None	0	Others
Dacheng Fund –Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	-1,690,831	43,531,469	0.40	0	None	0	Others
China Southern Fund– Agricultural Bank of China – China Southern CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others
Yinhua Fund– Agricultural Bank of China – Yinhua CSI Financial Asset Management Plan	A shares	-31,984	43,051,716	0.40	0	None	0	Others
E Fund Fund– Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A shares	-45,050	43,038,700	0.40	0	None	0	Others
Bosera Fund –Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	-855,769	42,675,700	0.39	0	None	0	Others
Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

Note: Sinopec Group held 44,660,000 H shares of the Company through its overseas wholly-owned subsidiary Shengjun International Investment Co., Ltd., accounting for 0.4126% of the total share of the Company. These shares were included in the total shares held by HKSCC (Nominees) Limited.

2.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 30 June 2022, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests	in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44 (L)	74.50 (L)	Beneficial owner
The Bank of New York Mellon Corporation	302,534,137H shares (L) 279,368,500H shares (S) 23,159,637H shares (P)	(2)	2.80(L) 2.58(S) 0.21(P)	8.66(L) 7.99(S) 0.66(P)	Interests of controlled corporation
Corn Capital Company Limited	211,008,000H shares (L) 200,020,000H shares (S)	(3)	1.95 (L) 1.85 (S)	6.04 (L) 5.72 (S)	Beneficial owner
Hung Hin Fai	211,008,000H shares (L) 200,020,000H shares (S)	(4)	1.95 (L) 1.85 (S)	6.04 (L) 5.72 (S)	Interests of controlled corporation
Yardley Finance Limited	200,020,000H shares (L)	(5)	1.85 (L)	5.72 (L)	Secured equity holders
Chan Kin Sun	200,020,000H shares (L)	(5)	1.85 (L)	5.72 (L)	Interests of controlled corporation

(L): Long position; (S): Short position; (P): Lending Pool

Note	:

(1)

Based on the information obtained by the Directors from the website of The Hong Kong Stock Exchange and as far as the Directors are aware, China Petrochemical Corporation directly and indirectly owned 68.31% of the issued share capital of Sinopec Corp as at 30 June 2022. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

All the 302,534,137 H shares (long position) and 279,368,500 H shares (short position) are deemed to be held by The Bank of New York Mellon Corporation, due to control of multiple companies (among which 279,368,500 H shares (short position) are held through physical-settlement unlisted derivatives). Below are the companies indirectly or wholly owned by The Bank of New York Mellon Corporation:

(2.1)

All the 6,000 H shares (long position) are held by BNY Mellon, National Association. Since BNY Mellon, National Association is wholly owned by The Bank of New York Mellon Corporation, The Bank of New York Mellon Corporation is deemed to have an interest in the 6,000 H shares (long position) of the Company held by BNY Mellon, National Association.

(2.2)

302,534,137 H shares (long position) and 279,368,500 H shares (short position) of the Company are held directly or indirectly by The Bank of New York Mellon. The Bank of New York Mellon is wholly owned by The Bank of New York Mellon Corporation. Therefore, The Bank of New York Mellon Corporation was deemed to be interested in 302,534,137 H shares (long position) and 279,368,500 H shares (short position) held by The Bank of New York Mellon.

(3)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(4)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 30 June 2022, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

2.4	Interests and Short Positions of the Directors, Chief Executive and Supervisors in Shares and Underlying Shares and Debentures of the Company or its Associate Corporation

As at 30 June 2022, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant the “Model Code for Securities Transactions” set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) were as follows:

Interests in the Shares and Underlying Shares of the Company

Name	Position	Number of shares (shares)	Percentage of total issued shares (%)	Percentage of total issued A shares (%)	Capacity
Huang Xiangyu	Executive Director and Vice President	140,000 A shares (L)	0.0013	0.0019	Beneficial owner
Zhang Feng	Supervisor	10,000 A shares (L)	0.0001	0.0001	Beneficial owner
Chen Hongjun	Supervisor	31,400 A shares (L)	0.0003	0.0004	Beneficial owner

(L) :	Long position

Save as disclosed above, as at 30 June 2022, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

3.	REPORT OF THE DIRECTORS

3.1	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in the 2022 interim report. Unless otherwise specified, certain financial data involved the 2022 interim report hereinafter are extracted from the unaudited interim financial report of the Group prepared in accordance with IFRS.)

Review and Discussion of Operating Results

In the first half of 2022, the global economic growth slowed down, and China effectively coordinated COVID-19 prevention and control and economic and social development. The nation managed to achieve the gross domestic product (GDP) growth of 2.5% year-on-year in the first half of this year

In the first half of 2022, in the face of high and violent energy prices, increasing industrial competition pressure, supply chain congestion caused by the Shanghai epidemic, and shrinking downstream market demand, the Group adhered to the principle of “pursuing the advanced standards and keeping up with the highest standards”. While taking measures to prevent the pandemic, it ensured that the production and operation was uninterrupted and various operational targets were met in an orderly manner. For the six months ended 30 June 2022, the Group generated revenue of RMB45.859 billion, representing an increase of RMB8.771 billion or a growth rate of 23.65%. Loss before taxation amounted to RMB0.433 billion (1H2021: profit before taxation of RMB1.543 billion), representing a decrease of RMB1.976 billion from the same period of last year. Loss after taxation and excluding non-controlling shareholders’ interests was RMB0.427 billion (1H2021: profit after taxation and excluding non-controlling shareholders’ interests of RMB1.276 billion), representing a decrease of RMB1.703 billion.

Dragged by the pandemic as well as repair and maintenance work, the total volume of goods within the main commodity categories produced by the Group reduced by 8.07% year-on-year to 5.4317 million tons in the first half of 2022. For the period between January and June, it processed a total of 5.7951 million tons of crude oil (of which 172.8 thousand tons were processed on order), down 6.68% year-on-year. Refined oil output amounted to 3.1534 million tons, representing a 12.85% year-on-year decrease. The gasoline production reduced by 0.88% year-on-year to 1.4483 million tons, the diesel production reduced by 15.32% year-on-year to 1.3112 million tons, the jet fuel production cut by 35.32% year-on-year to 393.8 thousand tons, while the liquefied gas production increased by 23.41% year-on-year to 326.3 thousand tons. Ethylene production increased by 16.67% year-on-year to 353.5 thousand tons, p-xylene production jumped by 116.01% year-on-year to 318.4 thousand tons. Production of plastics, resins and copolymers (excluding polyester and polyvinyl alcohol) reduced by 0.16% year-on-year to 450.5 thousand tons, production of raw materials of synthetic fibers reduced by 54.62% year-on-year to 60.9 thousand tons, production of synthetic fiber polymers dropped by 60.09% year-on-year to 68.6 thousand tons, and production of synthetic fibers dropped by 80.55% year-on-year to 10.6 thousand tons. The Group’s product sale rate for the first half of this year was 98.74% and the payment return rate was 100% (excluding connected companies).

The Group focused on epidemic prevention and control to ensure production and operation. In the first half of the year, the Group strictly implemented the epidemic prevention and control measures, and “zero infection” was achieved among the resident employees, successfully completed various anti epidemic tasks. It strongly supported the local anti-epidemic and was highly praised by the local government and medical team members. The Company optimized and adjusted the maintenance equipment and material control, strengthened the balance and operation coordination of public works, and continued to strengthen the process technology management and energy saving management. Among the 56 major technical and economic indicators under monitoring, 17 items reached the advanced level of the industry while the performance of 30 items was better than last year, with a year-on-year progress rate of 53.57%. Practicing the concept of green development, for the period between January and June, the compliance rate of waste water treatment reached 100% and the total mission volume of ammonia, nitrogen and sulphur dioxide dropped by 58.93% and 8.78% year-on-year respectively. The average contraction rate of volatile organic compounds (VOCs) at plant boundary reduced by 25.76% from a year ago. Continuously promoting the implementation of HSE management system, unfortunately, an explosion occurred at the Company’s 1# ethylene glycol equipment on 18 June. Afterwards, the Company’s major production facilities were forced to shut down. Up to now, the cause of the accident is under investigation and the production facilities have resumed production in an orderly manner.

Persistent efforts were made to construct project and to optimize the operating system. In the first half of the year, the Group persistently pushed for the 48K large tow carbon fiber project, the 250,000 ton/year elastomer project and the plant distributed photovoltaic power generation project, etc.. The Group took the effect-oriented approach and insisted on dynamic optimization. By tracking and predicting the crude oil market movement, it adjusted the crude oil mix procured and hence lowering the procurement costs. Refined oil and chemical product structure was vigorously adjusted and the grading of plastic and chemical fiber products was optimized. The diesel-gasoline ratio for the first half was 0.91, representing a year-on-year decrease of 0.15. The market-oriented approach facilitated the linkage between production and marketing. Three-month rolling price forecast was persistently promoted in the practice and application of production optimization. Meanwhile, budget and fee management was enhanced, and the cost input-output efficiency continuously improved, leading to effective fund utilization.

The Group focused on scientific and technological innovation and promoted industrial application. In the first half of the year, efforts to drive breakthroughs in the core technology for carbon fibers and composite materials as well as their application and mass production were sped up, the 100 ton high-performance test device project were steadily promoted and the R&D, mass production and service support tasks of the torch for Beijing 2022 Winter Olympic Games and Winter Paralympic Games were successfully completed. The Group awarded by the CPC Central Committee and the State Council as “outstanding contribution collective for the Beijing Winter Olympic Games and the Winter Paralympic Games”. The Group deepened the legal and compliance management of scientific research, strengthened the protection of intellectual property rights, a total of 55 items were submitted for patent application and 39 items were granted patent licences. The standards of informatization management were persistently improved. In the first half, the Company produced a total of 65.8 thousand tons of new products. Output of new synthetic resin products and high value-added polyolefin products amounted to 363.4 thousand tons.

While deepening reform, the Group promoted management improvement. In the first half of the year, the Group relentlessly promoted the three-year action plan to deepen reform, and 55 work tasks and 238 action projects were fully completed. The Group strengthened benchmarking and first-class management to improve action process management, and completed all of the 115 action projects. Its management system was optimized and the organization structure was transformed from the one driven by traditional functional management to the one driven by businesses and values. A new carbon fiber business unit was set up and new units for “triple news” (new energy, new materials and new economy) were established to support the development of carbon fibers and new energy operations. The Group comprehensively launched the pilot and promote 5S (SEIRI, SEITON, SEISO, SEIKETSU and SHITSUKE) management work and carried out the “compliance management enhancement year” activity. The Group optimized workforce development, enhanced basic staff trainings, raised operating staff’s awareness of the code on work safety and operation procedures, and strove hard to improve their work safety know-how. It enhanced talent selection and encouraged high-level personnel to exert their potentials. Through standardized management, it stepped up efforts to attract and retain talents.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2022			2021
	Sales volume (‘000 tons)	Net sales (RMB million)%		Sales volume (‘000 tons)	Net sales (RMB million)%
Synthetic fibers	11.3	230.0	0.6	56.2	728.7	2.3
Resins and plastics	502.1	4,300.4	10.7	591.2	4,657.6	14.7
Intermediate petrochemicals	908.9	6,409.2	16.0	771.3	3,839.8	12.2
Petroleum products	3,940.9	21,846.7	54.4	4,528.8	17,005.9	53.8
Trading of petrochemical products	—	6,950.7	17.3	—	5,042.7	15.9
Others	—	405.2	1.0	—	360.8	1.1

Total	5,363.2	40,142.2	100.0	5,947.5	31,635.5	100.0

In the first half of 2022, the Group achieved a total net sales of RMB40.142 billion, an increase of 26.89% compared with the same period last year, of which the net sales of intermediate petrochemical products, petroleum products and trading of petrochemical products increased by 66.91%, 28.47% and 37.84% respectively. The net sales of synthetic fibers, resins and plastics fell by 68.44% and 7.67% respectively. Affected by plant shutdowns and rising product prices, except for intermediate petrochemical products, the sales volume of each sector dropped significantly. Synthetic fibers, resins and plastics, and petroleum products decreased by 79.89%, 15.07% and 12.89% respectively. The weighted average selling prices of all sectors increased over the same period of last year due to the increase in crude oil prices. In the first half of 2022, the Group’s cost of sales was RMB40.681 billion, an increase of 31.95% from the same period last year and accounting for 101.34% of net sales.

In the first half of 2022, the Group’s crude oil unit processing cost was RMB4,540.43/ton, an increase of RMB1,691.30/ton or 59.36% compared to the same period last year. The crude oil processing capacity of the Group was 5,795,100 tons (including 172,800 tons of processing materials supplied), a decrease of 415,000 tons from the same period last year (including a decrease of 390,300 tons in the Group’s self produced crude oil processing capacity). From January to June this year, the cost of crude oil processing increased by RMB8.397 billion. Among them, the decrease of crude oil processing volume resulting in the cost decreased by RMB1.112 billion, and the unit processing cost increased resulting in the cost increased by RMB9.509 billion. Crude oil costs accounted for 62.75% of the Group’s cost of sales in the first half of the year.

In the first half of 2022, the Group’s expenditure on other excipients was RMB4.886 billion, a decrease of 6.22% from the same period last year. During the Reporting Period, the Group’s depreciation and amortization expenses and maintenance expenses were RMB876 million and RMB834 million respectively. Depreciation and amortization expenses dropped by 6.60% year-on-year mainly due to the expiration of the depreciation period of some fixed assets from the second half of last year to the first half of this year; maintenance costs decreased by 17.20% year-on-year mainly because a major overhaul was carried out in the same period last year, with a large overhaul expenditure.

In the first half of 2022, the Group recorded sales expenses of RMB174.6 million, a decrease of 16.74% from RMB209.7 million in the same period last year mainly because the freight of RMB54.7 million in the handling and incidental expenses was accounted as the contract performance cost in the sales cost.

In the first half of 2022, the Group’s income from other business was RMB47.7 million, a decrease of RMB8.5 million over the same period last year mainly due to a decrease in rental income of RMB7.0 million and a decrease in other income such as government subsidy income of RMB1.5 million during the Reporting Period.

In the first half of 2022, the Group reported a financial net income of RMB279.3 million, compared to financial net income of RMB210.5 million in the same period last year. The increase was mainly due to an increase in interest income of RMB80.5 million during the Reporting Period. In the first half of 2022, the Group achieved a loss after taxation excluding non-controlling interests of RMB426.5 million, a decrease of RMB1,703.0 million from the profit of RMB1,276.5 million in the same period last year.

Liquidity and Capital Resources

In the first half of 2022, the Group’s net cash outflow from operating activities was RMB6,455.6 million, compared with a net cash outflow of RMB2,443.4 million in the same period last year.

In the first half of 2022, the Group’s net cash inflow from investment activities was RMB1,776.7 million, compared with a net cash outflow of RMB3,106.4 million in the same period last year. This is mainly due to the net cash inflow of the Group’s term deposit, structured deposit investment and recovery during the Reporting Period of RMB2.350 billion, an increase of RMB4.300 billion over the same period of last year, and the dividend received from the joint venture during the Reporting Period of RMB576.1 million, an increase of RMB521.1 million over the same period of last year.

In the first half of 2022, the Group generated a net cash inflow of RMB1,996.8 million from financing activities, compared with a net cash inflow of RMB2.8 million in the same period last year. This is mainly due to the increase of net cash flow generated by borrows and short-term bonds obtained and repaid by the Group during the Reporting Period of RMB1,999.8 million compared with the same period last year.

Borrowings and Debts

The Group’s long-term borrowings are mainly used for capital expansion projects. The Group generally arranges long-term borrowings in accordance with capital expenditure plans. The short-term debt is used to supplement the working capital required by the normal production and operation of the Group. As of 30 June 2022, the total loan balance of the Group increased by RMB500 million from the opening balance to RMB2.760 billion. The balance of the Group’s short-term bonds increased by RMB1.510 billion compared with the opening balance to RMB1.510 billion. The Group’s total borrows at fixed interest rates are RMB3.54 billion.

Capital Expenditures

In the first half of 2022, the Group’s capital expenditure was RMB972 million. It was mainly used for the preliminary work and construction of raw silks (24,000 tons/year) and 48K large tow carbon fiber (12,000 ton/year) project and 100 ton high performance carbon fiber test plant.

In the second half of the year, the Group will continue to promote the raw silks (24,000 tons/year) and 48K large tow carbon fiber (12,000 tons/year) project, and 100 ton high performance carbon fiber test plant. The projects to be commenced will include compliance transformation project of control room of synthetic resin department and improvement transformation project of clean water and sewage separation of Shanghai Petrochemical. The planned capital expenditure of the Group can be financed from operating cash and bank credit.

Gearing Ratio

As of 30 June 2022, the Group’s gearing ratio was 31.58% (as of 30 June 2021: 36.65%). The gearing ratio was calculated as: total liabilities/total assets.

The Group’s Employees

As of 30 June 2022, the number of registered employees of the Group was 8,039, among which 4,921 were production personnel, 2,026 were sales, finance and other personnel, and 1,037 were administrative personnel. 61.38% of the Group’s employees were college graduates or above.

The Group determines the remuneration of its employees and directors on the basis of their position, performance, experience and current market pay trends. Other benefits include equity incentive plans and state-administered pension plans. The Group also provides professional and vocational training for its employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. As of the half year ended 30 June 2022, the income tax rate applicable to the Group is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2021 annual report.

Market Outlook and Work Plans for the Second Half of the Year

Looking ahead to the second half of 2022, the risk of global economic stagflation will rise, and China’s economic growth is expected to rebound and remain within a reasonable range. As demand recovers and stabilization policies take effect, demand of automobiles, real estate and home appliances is expected to rise. It is expected that the demand for domestic refined oil and chemical products will recover, and the price pass-through of the petrochemical industrial chain will normalize. The overall outlook of the industry is positive. However, due to the increased uncertainty of the international oil price trend, the domestic refining and chemical production capacity is released in a concentrated manner, and the pressure on the Company’s efficiency will be further increased.

In the second half of the year, the Group will attach great importance to safety and environmental protection issues, be well prepared for the worst scenarios, implement all aspects of production recovery in a strict, detailed, scientific and orderly manner, devote every effort to reverse the passive situation of safety production, consolidate the Company’s high-quality development foundation, and focus on the following four aspects.

1.

Focus on the restore production and strive to keep the production running smoothly. Deeply learn the lessons of the “6·18” accident, pay attention to the implementation of the HSE management system, strictly implement the HSE responsibilities of all employees, strengthen the implementation of safety production measures, pay attention to the restorative maintenance of the unit, implement the commencement plan in stages, and steadily implement all tasks for the recovery of production to ensure the safe and stable operation of the unit. The Group will continue to improve the ability of environmental protection facilities to prevent impact and high standard emissions, put an end to excessive emissions and pollution incidents, and firmly adhere to the bottom line of safe and green development.

2.

Focus on the “three basics” management and strive to build a solid foundation for development. The Group will pay close attention to basic construction, basic work and basic skills training, persist in concentrating energy and strength at the basic level, fully implement the focus of “three basics” work at the “three basics” level, and promote the improvement of basic management work. The Group will strengthen special projects, organically integrate them with professional management and “three basics” work, establish a responsibility system of joint management, and form a working force. The Group will carry out the construction of intelligent change management system to improve the “three basics” management level intelligently.

3.

Focus on dynamic optimization and strive to ensure the improvement of operating efficiency. The Group will resolutely overcome the adverse effects of the “6·18” accident. On the basis of ensuring the smooth start-up and smooth operation of the unit, The Group will track the market dynamics, optimize the procurement strategy, the product structure, the production and marketing connection, and strive to improve the operating efficiency. The Group will deepen the integration of industry and finance, continue to carry out budget management such as rolling prediction of marginal benefits of the product chain, analysis of all factors of production and operation, target control of all staff costs, and internal market simulation, and strictly control costs.

4.

Focus on reform and innovation, and strive to promote the high-quality development of the Company. The Group will consolidate the results of the three-year action to deepen reform and constantly enhance the effectiveness of reform in promoting development. In depth implementation of the Company’s continuous benchmarking management improvement plan to achieve normalization of benchmarking improvement. The Group will accelerate the process of tackling key problems of carbon fiber and its composites, promote the safety and environmental protection data governance project, promote the Company’s digital transformation, and give play to the effectiveness of scientific and technological innovation. The Group will strengthen the project construction management to ensure that the large tow carbon fiber project (phase I) is completed and put into operation with high quality, and the 100 ton high-performance carbon fiber test device project is handed over. The Group will accelerate the construction of new energy projects such as photovoltaic.

3.2	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

3.2.1	Analysis of Changes in the Company’s Related Financial Data

				Unit: RMB’ 000
Item	For the six months ended 30 June		Change (%)	Reason for change
	2022	2021
Operating Costs	39,118,453	28,849,768	35.59	The rise of unit price of crude oil and purchased coal led to the rise of raw material cost and power cost.
Investment income (“-” for losses)	-50,675	602,510	-108.41	The operating loss of the associated company resulted in investment losses.
Impairment losses of assets	-177,777	-80,093	121.96	The increase of inventory provision resulted from the gross profit margin of chemical products decreased.
Gains from asset disposals (“-” for losses)	-1,062	79,085	-101.34	Gains from disposal of fixed assets decreased.
Income tax (benefits) / expenses	-11,780	261,344	-104.51	The Company made losses resulted in income tax benefits
Net (loss) / profit attributable to shareholders of the Company	-436,009	1,244,189	-135.04	In the Reporting Period, the price rise of petrochemical products was less than that of crude oil, resulting in operating losses.
Other comprehensive income, net of tax	273,513	52,431	421.66	Price rise of crude oil led to increase of gains in fair value of commodity swap contracts applied hedge accounting.
Net cash used in operating activities	-6,405,122	-2,389,552	168.05	The cash paid for purchasing goods and receiving services and the taxes paid in the current period increased compared with the same period last year.
Net cash flows generated from / (used in) investing activities	1,776,708	-3,106,358	-157.20	The net investment and recovery of time deposits and structured deposits in the current period increased compared with the same period of last year, and the dividends received from joint ventures in the current period increased compared with the same period of last year.
Net cash flows generated from / (used in) financing activities	1,946,321	-51,020	-3,914.82	The net cash flow generated by borrows and short-term bonds obtained and repaid by the Group during the Reporting Period increased compared with the same period last year.

3.2.2	Analysis of Business Operations by Industry, Product or Geographical Location Segment

(1)	Principal Operations by Industry or Product

						Unit: RMB’ 000
Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin (%)	Increase/ decrease in revenue compared to corresponding period of the previous year (%)	Increase/ decrease in cost of sales compared to corresponding period of the previous year (%)	Increase/ decrease in gross profit margin compared to last year (percentage point)
Synthetic fibers	230,723	388,301	-68.30	-68.46	-55.14	Decrease 49.96 percentage points
Resins and plastics	4,314,408	4,345,070	-0.71	-7.71	9.10	Decrease 15.51 percentage points
Intermediate petrochemicals	6,432,577	6,361,481	1.11	66.81	87.25	Decrease 10.80 percentage points
Petroleum products	27,517,541	20,704,410	24.76	22.76	35.63	Decrease 7.14 percentage points
Trading of petrochemical products	6,955,959	6,898,958	0.82	37.82	38.67	Decrease 0.61 percentage points
Others	260,149	296,886	-14.12	26.46	27.91	Decrease 1.29 percentage points

Note:	This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 7.95%.

(2) Revenue by Geographical Location

		Unit: RMB’ 000
Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	40,160,926	24.21%
Other regions in the PRC	527,859	-15.18%
Exports	5,022,572	26.29%

3.2.3	Analysis of Assets and Liabilities

						Unit: RMB’ 000
Item	As at 30 June 2022		As at 31 December 2021		Change of amount on 30 June 2021 compared to 31 December 2021 (%)	Main reason for change
	Amount	% of total assets	Amount	% of total assets
Derivative financial assets	240,953	0.57	81,405	0.17	195.99	The fair value at the end of the period of the commodity swap contract applied hedge accounting increased.
Financial assets at fair value through profit or loss	1,009,300	2.38	—	—	—	The balance of structured deposits increased.
Other receivables	192,186	0.45	108,728	0.23	76.76	The export increased during the Reporting Period, and the export tax refund receivable increased; Receivables related to hedging instruments increased.
Other current assets	582,136	1.37	17,329	0.04	3,259.32	The value-added tax to be deducted increased significantly.
Right-of-use assets	20,697	0.05	4,879	0.01	324.21	New lease contracts were added in the current period, resulting in an increase in the right-of-use assets—houses and buildings.
Derivative financial liabilities	—	—	23,804	0.05	-100.00	As of the end of the current period, all derivative financial liabilities have been settled.
Bills payable	152,564	0.36	830,006	1.76	-81.62	Bills payable matured in the current period.
Employee benefits payable	552,062	1.30	260,096	0.55	112.25	The employee benefits payable of the Reporting Period increased.
Taxes payable	79,705	0.19	4,070,663	8.65	-98.04	Taxes paid in the current period.
Other payables	2,590,054	6.10	1,287,064	2.74	101.24	At the end of the period, the dividend payable increased by RMB1.082 billion.
Other current liabilities	2,789,182	6.57	1,441,320	3.06	93.52	The balance of short-term bonds increased by RMB1.510 billion.
Lease liabilities	10,350	0.02	1,384	0.01	647.83	With the increase of the leased right-of-use assets in the current period, the lease liabilities also increased accordingly.
Other comprehensive income	181,121	0.43	59,425	0.13	204.79	Price rise of crude oil led to increase of gains in fair value of commodity swap contracts applied hedge accounting.

As of the end of the Reporting Period, there was no case where the Company’s main assets were sealed up, seized, frozen, mortgaged or pledged, and there was no case or arrangement where the possession, use, income and disposal rights of main assets were subject to other restrictions.

Overseas assets

During the Reporting Period, the Group’s overseas assets were RMB15,758 thousand, accounting for 0.04% of the total assets.

3.2.4	Analysis of Core Competitiveness

As one of the major integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which made it a major manufacturer of refined oil, intermediate petrochemicals, synthetic resins and synthetic fibers in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has 50 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gives the Company a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the utilization of its corporate resources, and is therefore able to achieve strong and sustainable development.

3.3	Analysis of Investments

3.3.1	Entrusted Wealth Managements and Entrusted Loans

(1)	Entrusted Wealth Management

The Company did not engage in entrusted wealth management during the Reporting Period.

(2)	Entrusted Loans

During the Reporting Period, the Company provided entrusted loans to Shanghai Jinshan Baling New Material Co., Ltd. (“Baling New Materials”) through Sinopec Finance Co., Ltd., with a total loan amount of RMB300 million, which was used for styrene thermoplastic elastomer project. The loan term is 6 months and the annual interest rate is 3.80%. During the six months ended June 30 2022, the entrusted loan of RMB150 million has been issued.

3.3.2	Projects funded by Fund Raising Capital

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3.3.3	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

As at 30 June 2022, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital (RMB’ 000)	Net profit/ (loss) for the year 2022 (RMB’ 000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Investment Development”)	China	Investment management	China	Limited company	100.00	100.00	RMB2,100,000	61
China Jinshan Associated Trading Corporation (Jinshan Associated Trading)	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33	RMB25,000	13,351
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	USD9,154	(12,977)
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	100.00	RMB415,623	(11,301)
Shanghai Jinshan Trading Corporation (“JMGJ”)	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB100,000	12,757
Zhejiang Jinlian Petrochemical Storage and Transportation Co., Ltd. (“Jinlian”)	China	Trading of Petrochemical Products	China	Limited company	—	100.00	RMB400,000	(6,975)

Note: None of the subsidiaries have issued any debt securities.

The Group’s share of interests in associates comprises a 38.26% interest in the Shanghai Chemical Industry Park Development Co., Ltd (“Chemical Industrial Park”) established in the PRC in the amount of RMB2,085.3 million, and a 20% interest in the Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) established in the PRC in the amount of RMB587.2 million. The principal businesses of the Chemical Industry Park include the planning, development and operation of a chemical industrial park located in Shanghai of the PRC. The principal business of the Shanghai SECCO is the production and distribution of petrochemical products.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In the first half of 2022, Shanghai SECCO recorded a revenue of RMB12.9273 billion, and its loss after tax reached RMB663.0 million, among which RMB132.6 million was attributed to the Company.

In the first half of 2022, Chemical Industrial Park recorded a revenue of RMB815.9 million, and its profit after tax reached RMB247.5 million, among which RMB84.3 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

(a)

In the first half of 2022, the operating results of Shanghai Investment Development decreased by 99.95% year on year, which was mainly due to the decrease of investment income in the current period, resulting in a decrease in the operating profit in the first half of 2022.

(b)

In the first half of 2022, the operating results of Shanghai Jinchang decreased by 71.45% year on year which was primarily due to the increase in price of the raw materials required by Shanghai Jinchang. This resulted in a decrease in operating results for the first half of 2022.

(c)

In the first half of 2022, the operating results of Shanghai Golden Phillips has seen a decrease of 182.37% year on year, which was mainly due to the increase in price of raw materials required by Shanghai Golden Phillips. This resulted in a decrease in operating results for the first half of 2022.

(d)

In the first half of 2022, the operating results of JMGJ has seen an increase of 88.76% year on year, which was mainly due to the increase in export sales in the current period. This resulted in an increase in operating results for the first half of 2022.

3.3.4	Projects funded by Non-fund Raising Capital

Unit: RMB’ 000

Major Project	Estimated total project investment	Project investment in the Reporting Period	Status as at 30 June 2022
Shanghai Jinshan Baling New Material Co., Ltd.	400,000	50,000	Paid in RMB100 million
Shanghai Shidian Energy Co., Ltd.	400,000	80,000	Paid in RMB400 million
Sinopec Shanghai 24000 T/A precursor fiber and 12000 T/a 48K large tow carbon fiber project	3,489,638	604,470	Under construction
100 ton high performance carbon fiber test plant	566,183	54,026	Under construction
Controlling room project of 1#, 2#, 3#, 4# refining combined unit of oil refining department	97,689	37,862	Under construction
Sinopec Shanghai test line project of aviation carbon fibre reinforced thermoplastic composite material	87,682	15,458	Under construction
Rectification project of hidden danger in central control room of olefin Department	44,298	16,152	Under construction
Oil refining department upgrading project of high pressure air cooling materials for medium pressure hydrocracking unit	32,829	15,941	Under construction

3.4	Plan for Profit Distribution or Capital Reserves Capitalization

3.4.1	Implementation of or Amendment to Profit Distribution Plan during the Reporting Period

The 2021 Profit Distribution Plan was considered and approved at the 2021 Annual General Meeting held on 22 June 2022 to distribute a dividend of RMB0.1 per share (including tax) totaling RMB1,082,381,350 based on the total issued share of 10,823,813,500 as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 23 June 2022 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 22 June 2022. The Final Dividend was distributed on or around Thursday, 28 July 2022 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Tuesday, 5 July 2022. On 20 July 2022, the Company published an announcement on the implementation of profit distribution for A shares for the year 2021. The record date for A shares dividend payment was 27 July 2022 and the ex-dividend date was 28 July 2022. The dividend payment date for A shares was 28 July 2022. The Profit Distribution Plan was implemented as scheduled.

3.4.2	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

4.	OTHER MATTERS

4.1	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the PRC Company Law, the PRC Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 24 August 2022, the Audit Committee of the Tenth Session of the Board held its eleventh meeting, primarily to review the financial report of the Group for the Reporting Period, and discussed matters relating to the risk management, internal control and financial reporting.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions as set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

4.5	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and Supervisors of the Company. After making specific enquiries with all Directors and Supervisors of the Company and having obtained written confirmations from each Director and Supervisor, the Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors of the Company during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. The Company is not aware of any incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company.

5.	INTERIM FINANCIAL STATEMENTS

5.1	Interim financial statements prepared under China Accounting Standard for Business Enterprise

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June 2022 (unaudited)	31 December 2021	30 June 2022 (unaudited)	31 December 2021
ASSETS	Consolidated	Consolidated	Company	Company
Current Assets
Cash at bank and on hand	6,668,215	12,498,617	6,282,196	12,314,124
Derivative Financial assets	240,953	81,405	240,953	81,405
Financial assets at fair value through profit or loss	1,009,300	—	1,009,300	—
Accounts receivable	737,098	1,169,405	441,274	1,014,787
Receivables under financing	680,269	1,072,690	157,249	624,584
Prepayments	43,117	60,577	37,178	42,024
Other receivables	192,186	108,728	143,834	69,053
Inventories	6,547,699	5,923,525	6,245,392	5,726,264
Other current asset	582,136	17,329	559,051	4,009

Total Current Assets	16,700,973	20,932,276	15,116,427	19,876,250

Non-Current Assets
Long-term equity investments	3,691,515	4,188,888	4,915,783	5,492,265
Investments in other equity instruments	5,000	5,000	—	—
Investment properties	344,525	352,188	373,343	381,540
Fixed assets	10,814,793	11,328,065	10,446,222	10,933,023
Construction in progress	4,040,406	3,293,177	3,939,223	3,201,111
Right-of-use assets	20,697	4,879	18,893	2,205
Intangible assets	382,624	392,608	267,576	273,719
Long-term deferred expenses	785,681	775,963	779,918	769,492
Deferred tax assets	209,195	184,143	199,935	178,084
Other non-current assets	5,485,703	5,581,435	5,232,014	5,381,149

Total Non-Current Assets	25,780,139	26,106,346	26,172,907	26,612,588

Total Assets	42,481,112	47,038,622	41,289,334	46,488,838

CONSOLIDATED AND COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June 2022 (unaudited)	31 December 2021	30 June 2022 (unaudited)	31 December 2021
	Consolidated	Consolidated	Company	Company
Liabilities and shareholders’ equity
Current Liabilities
Short-term loans	2,040,000	1,540,000	2,000,000	1,500,000
Derivative financial liabilities	—	23,804	—	23,804
Bills payable	152,564	830,006	75,370	720,513
Accounts payable	4,005,985	5,888,879	2,806,121	5,198,489
Contract liabilities	375,012	430,882	295,080	383,624
Employee benefits payable	552,062	260,096	529,603	253,800
Taxes payable	79,705	4,070,663	62,116	4,043,002
Other payables	2,590,054	1,287,064	3,629,769	2,499,313
Non-current liabilities due within one year	29,494	23,029	9,174	1,604
Other current liabilities	2,789,182	1,441,320	2,782,804	1,438,157

Total Current Liabilities	12,614,058	15,795,743	12,190,037	16,062,306

Non-Current Liabilities
Long-term loans	700,000	700,000	700,000	700,000
Lease liabilities	10,350	1,384	9,612	399
Deferred income	119,920	112,720	119,920	112,720
Defer tax liabilities	31,947	33,344	—	—

Total Non-Current Liabilities	862,217	847,448	829,532	813,119

Total Liabilities	13,476,275	16,643,191	13,019,569	16,875,425

Shareholders’ equity
Share capital	10,823,814	10,823,814	10,823,814	10,823,814
Capital reserve	614,187	610,327	604,628	600,768
Other comprehensive income	181,121	59,425	181,121	59,425
Specific reserve	224,998	216,512	224,830	216,508
Surplus reserve	6,672,639	6,672,639	6,672,639	6,672,639
Retained earnings	10,359,065	11,877,455	9,762,733	11,240,259

Total equity attributable to shareholders of the Company	28,875,824	30,260,172	28,269,765	29,613,413

Non-controlling interests	129,013	135,259	—	—

Total Shareholders’ Equity	29,004,837	30,395,431	28,269,765	29,613,413

Total liabilities and Shareholders’ Equity	42,481,112	47,038,622	41,289,334	46,488,838

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Company	Company
I. Operating income	45,900,355	37,136,606	39,106,248	31,978,683
Less: Operating costs	39,118,453	28,849,768	32,381,777	23,808,137
Taxes and surcharges	5,717,033	5,453,022	5,710,416	5,446,828
Selling and distribution expenses	171,259	206,782	127,442	164,841
General and administrative expenses	1,347,594	1,905,002	1,292,155	1,848,744
Research and development expenses	36,426	27,943	32,725	22,860
Finance expenses (“-“ for income)	(295,996)	(206,583)	(271,812)	(203,124)
Including: interest expense	50,043	38,299	48,935	37,149
interest income	329,305	248,813	320,891	240,798
Add: Other income	5,905	6,412	4,524	6,263
Investment income (“—”for losses)	(50,675)	602,510	(46,913)	556,932
Including: Income from investment in associates and joint ventures (“-” for losses)	(32,537)	582,548	(53,346)	539,533
Gains from changes in fair value	313	23,343	313	19,151

Credit losses (“-” for losses)	(4,887)	—	(4,877)	—
Impairment losses of assets (“-” for losses)	(177,777)	(80,093)	(177,777)	(80,093)
Gains from asset disposals (“-” for losses)	(1,062)	79,085	—	79,085

II. Operating profit (“—” for loss)	(422,597)	1,531,929	(391,185)	1,471,735

Add: Non-operating income	11,594	6,660	11,594	6,436
Less: Non-operating expenses	31,598	27,876	31,510	27,186
III. Profit before income tax (“—” for loss)	(442,601)	1,510,713	(411,101)	1,450,985

Less: Income tax expenses	(11,780)	261,344	(15,956)	251,634
IV. Net profit (“—” for net loss)	(430,821)	1,249,369	(395,145)	1,199,351

(1) Net profit classified by continuity of operations (“—” for net loss)
1. Net profit from continuing operations (“—” for net loss)	(430,821)	1,249,369	(395,145)	1,199,351
2. Net profit from discontinued operations (“—” for net loss)	—	—	—	—
(2) Net profit classified by ownership (“—” for net loss):
1. Shareholders of the Company (“—” for net loss)	(436,009)	1,244,189	—	—
2. Non-controlling interests (“—” for net loss)	5,188	5,180	—	—

CONSOLIDATED AND COMPANY INCOME STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Company	Company
V. Other comprehensive income, net of tax	273,513	52,431	273,513	52,431
(1) Other comprehensive income (net of tax) attributable to shareholders of the Company	273,513	52,431	273,513	52,431
Items that may be reclassified to profit or loss	273,513	52,431	273,513	52,431
a. Other comprehensive income recognised under equity method	(22,558)	702	(22,558)	702
b. Cash flow hedge reserve	296,071	51,729	296,071	51,729
(2) Other comprehensive income (net of tax) attributable to non-controlling interests	—	—	—	—
VI. Total comprehensive income	(157,308)	1,301,800	(121,632)	1,251,782

(1) Attributable to shareholders of the Company	(162,496)	1,296,620	—	—
(2) Attributable to non-controlling interests	5,188	5,180	—	—

VII. (Losses)/Earnings per share
(1) Basic (losses)/earnings per share (RMB Yuan)	(0.040)	0.115	—	—
(2) Diluted (losses)/earnings per share (RMB Yuan)	(0.040)	0.115	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Company	Company
I. Cash flows from operating activities
Proceeds from sales of goods and rendering of services	50,088,166	38,434,207	43,170,120	33,292,256
Refund of taxes	432,955	57,673	289,064	—
Proceeds from other operating activities	111,725	114,183	108,602	107,181

Sub-total of cash inflows	50,632,846	38,606,063	43,567,786	33,399,437

Payment for goods and services	(45,620,035)	(31,630,427)	(38,852,353)	(26,320,863)
Payment to and for employees	(1,526,165)	(1,381,271)	(1,443,976)	(1,300,205)
Payment of various taxes	(9,728,629)	(7,824,819)	(9,693,475)	(7,764,804)
Payment for other operating activities	(163,139)	(159,098)	(299,371)	(139,895)

Sub-total of cash outflows	(57,037,968)	(40,995,615)	(50,289,175)	(35,525,767)

Net cash flows used in operating activities	(6,405,122)	(2,389,552)	(6,721,389)	(2,126,330)

II. Cash flows from investing activities
Cash received from structured deposits	—	2,700,000	—	2,200,000
Cash received from returns on investments	584,002	54,893	561,947	—
Net cash received from disposal of fixed assets and intangible assets	8,882	46,860	8,877	46,576
Proceeds from other investing activities	6,168,238	3,235,749	6,164,397	3,226,832

Sub-total of cash inflows	6,761,122	6,037,502	6,735,221	5,473,408

Payment for acquisition of fixed assets and other long-term assets	(1,048,727)	(1,493,860)	(1,037,357)	(1,475,605)
Payment of structured deposits	(1,000,000)	(6,650,000)	(1,000,000)	(5,500,000)
Payment for establishing of a subsidiary and an associate	(130,000)	—	(50,000)	—
Payment for other investing activities	(2,805,687)	(1,000,000)	(2,750,827)	(800,000)

Sub-total of cash outflows	(4,984,414)	(9,143,860)	(4,838,184)	(7,775,605)

Net cash flows generated from / (used in) investing activities	1,776,708	(3,106,358)	1,897,037	(2,302,197)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Company	Company
III. Cash flows from financing activities
Proceeds from borrowings	9,455,000	11,879,423	9,435,000	11,839,423
Proceeds from short-term bonds	3,000,000	—	3,000,000	—

Sub-total of cash inflows	12,455,000	11,879,423	12,435,000	11,839,423

Repayments of borrowings	(8,955,200)	(11,867,423)	(8,935,000)	(11,839,423)
Repayments of short-term bonds	(1,500,000)	—	(1,500,000)	—
Payment for dividends, profit distributions or interest	(50,488)	(53,489)	(49,419)	(52,429)
Payment for other financing activities	(2,991)	(9,531)	(1,115)	(6,879)

Sub-total of cash outflows	(10,508,679)	(11,930,443)	(10,485,534)	(11,898,731)

Net cash flows generated from / (used in) financing activities	1,946,321	(51,020)	1,949,466	(59,308)

IV. Effect of foreign exchange rate changes on cash and cash equivalents	8,733	(2,063)	—	—

V. Net increase in cash and cash equivalents (“—” for decrease)	(2,673,360)	(5,548,993)	(2,874,886)	(4,487,835)
Add: Cash and cash equivalents at beginning of the period	5,112,010	6,916,408	4,927,519	5,460,067

VI. Cash and cash equivalents at end of the period	2,438,650	1,367,415	2,052,633	972,232

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Attributable to equity shareholders of the Company
Items	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Sub-total	Non- controlling interests	Total equity
Balance at 1 January 2022	10,823,814	610,327	59,425	216,512	6,672,639	11,877,455	30,260,172	135,259	30,395,431
Changes in equity for the six months ended 30 June 2022 (unaudited) (“—” for decreases)
Total comprehensive income
Net profit (“-” for net loss)	—	—	—	—	—	(436,009)	(436,009)	5,188	(430,821)
Other comprehensive income	—	—	273,513	—	—	—	273,513	—	273,513
Amounts transferred from hedging reserve to initial carrying amount of hedged items			(151,817)	—	—	—	(151,817)	—	(151,817)
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(1,082,381)	(1,082,381)	(11,434)	(1,093,815)
Specific reserve
Accrued	—	—	—	68,912	—	—	68,912	—	68,912
Utilized	—	—	—	(60,426)	—	—	(60,426)	—	(60,426)
Others		3,860	—	—	—	—	3,860	—	3,860

Balance at 30 June 2022 (unaudited)	10,823,814	614,187	181,121	224,998	6,672,639	10,359,065	28,875,824	129,013	29,004,837

Balance at 1 January 2021	10,823,814	610,327	6,326	145,597	6,474,103	11,157,866	29,218,033	136,985	29,355,018

Changes in equity for the six months ended 30 June 2021 (unaudited) (“—” for decreases)
Total comprehensive income
Net profit	—	—	—	—	—	1,244,189	1,244,189	5,180	1,249,369
Other comprehensive income	—	—	52,431	—	—	—	52,431	—	52,431
Appropriation of profits
Distributions to Shareholders	—	—	—	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Specific reserve
Accrued	—	—	—	54,842	—	—	54,842	—	54,842
Utilized	—	—	—	(23,574)	—	—	(23,574)	—	(23,574)

Balance at 30 June 2021 (unaudited)	10,823,814	610,327	58,757	176,865	6,474,103	11,319,674	29,463,540	142,165	29,605,705

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2022

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total equity
Balance at 1 January 2022	10,823,814	600,768	59,425	216,508	6,672,639	11,240,259	29,613,413
Changes in equity for the six months ended 30 June 2021 (unaudited) (“—” for decreases)
Total comprehensive income
Net profit (“-” for net loss)	—	—	—	—	—	(395,145)	(395,145)
Other comprehensive income	—	—	273,513	—	—	—	273,513
Amounts transferred from hedging reserve to initial carrying amount of hedged items			(151,817)				(151,817)
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(1,082,381)	(1,082,381)
Specific reserve
Accrued	—	—	—	65,279	—	—	65,279
Utilized	—	—	—	(56,957)	—	—	(56,957)
Others		3,860					3,860

Balance at 30 June 2022 (unaudited)	10,823,814	604,628	181,121	224,830	6,672,639	9,762,733	28,269,765

Balance at 1 January 2021	10,823,814	600,768	6,326	145,597	6,474,103	10,535,813	28,586,421

Changes in equity for the six months ended 30 June 2021 (unaudited) (“—” for decreases)
Total comprehensive income
Net profit	—	—	—	—	—	1,199,351	1,199,351
Other comprehensive income	—	—	52,431	—	—	—	52,431
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(1,082,381)	(1,082,381)
Specific reserve
Accrued	—	—	—	51,600	—	—	51,600
Utilized	—	—	—	(20,332)	—	—	(20,332)

Balance at 30 June 2021 (unaudited)	10,823,814	600,768	58,757	176,865	6,474,103	10,652,783	28,787,090

5.2	Interim financial information prepared under International Financial Reporting Standard (Unaudited)

Consolidated statement of profit or loss

for the six months ended 30 June 2022 - unaudited

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
Revenue	45,859,205	37,088,509
Taxes and surcharges	(5,717,033)	(5,453,022)

Net sales	40,142,172	31,635,487
Cost of sales	(40,681,204)	(30,831,925)

Gross (loss) / profit	(539,032)	803,562
Selling and administrative expenses	(179,494)	(209,674)
Other operating income	47,661	56,169
Other operating expenses	(9,448)	(9,689)
Other gains – net	(4,522)	104,556

(Loss) / profit from operations	(684,835)	744,924
Finance income	329,305	248,813
Finance expenses	(50,043)	(38,299)

Finance income – net	279,262	210,514

Share of net (losses) / profits of associates and joint ventures accounted for using the equity method	(27,537)	587,548

(Loss) / profit before taxation	(433,110)	1,542,986
Income tax benefit / (expense)	11,780	(261,344)

(Loss) / profit for the period	(421,330)	1,281,642

Attributable to:
– Equity shareholders of the Company	(426,518)	1,276,462
– Non-controlling interests	5,188	5,180

	(421,330)	1,281,642

(Losses) /earnings per share
Basic	RMB (0.039)	RMB 0.118
Diluted	RMB (0.039)	RMB 0.118

Consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2022 - unaudited

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
(Loss) / profit for the period	(421,330)	1,281,642

Other comprehensive income for the period (after tax and reclassification adjustments)
Items that are or may be reclassified subsequently to profit or loss
Share of other comprehensive income of associates accounted for using the equity method	(22,558)	702
Cash flow hedges: net movement in hedging reserve	296,071	51,729

Other comprehensive income for the period	273,513	52,431

Total comprehensive income for the period	(147,817)	1,334,073

Attributable to:
– Equity shareholders of the Company	(153,005)	1,328,893
– Non-controlling interests	5,188	5,180

Total comprehensive income for the period	(147,817)	1,334,073

Consolidated statement of financial position

at 30 June 2022 - unaudited

(Expressed in Renminbi Yuan)

	At 30 June 2022	At 31 December 2021
	RMB’000	RMB’000
Non-current assets
Property, plant and equipment	10,797,765	11,310,032
Right-of-use assets	392,939	385,643
Investment property	344,525	352,188
Construction in progress	4,040,406	3,293,177
Investments accounted for using the equity method	3,596,515	4,088,888
Deferred tax assets	209,195	184,143
Financial assets at fair value through other comprehensive income	5,000	5,000
Time deposits with banks	5,432,203	5,581,435
Other non-current assets	849,563	787,807

	25,668,111	25,988,313

Current assets
Derivative financial assets	240,953	81,405
Inventories	6,547,699	5,923,525
Trade receivables	67,574	77,425
Other receivables	138,828	47,597
Amounts due from related parties	934,313	1,212,331
Prepayments	413,822	43,686
Financial assets at fair value through other comprehensive income	680,269	1,047,690
Financial assets measured at fair value through profit or loss	1,009,300	—
Time deposits with banks	4,229,565	7,386,607
Cash and cash equivalents	2,438,650	5,112,010

	16,700,973	20,932,276

Consolidated statement of financial position

at 30 June 2022 - unaudited (continued)

(Expressed in Renminbi Yuan)

	At 30 June 2022	At 31 December 2021
	RMB’000	RMB’000
Current liabilities
Trade and other payables	3,832,648	3,095,694
Contract liabilities	371,143	424,607
Amounts due to related parties	4,154,686	6,304,816
Staff salaries and welfares payable	552,062	260,096
Borrowings	2,059,600	1,559,800
Short-term bonds	1,509,581	—
Lease liabilities	9,894	3,229
Derivative financial liabilities	—	23,804
Income tax payable	5,994	258,466
Current tax liabilities	118,450	3,865,231

	12,614,058	15,795,743

Net current assets	4,086,915	5,136,533

Total assets less current liabilities	29,755,026	31,124,846

Non-current liabilities
Borrowings	700,000	700,000
Lease liabilities	10,350	1,384
Deferred tax liabilities	31,947	33,344
Deferred income	24,920	12,720

	767,217	747,448

NET ASSETS	28,987,809	30,377,398

Consolidated statement of financial position

at 30 June 2022 - unaudited (continued)

(Expressed in Renminbi Yuan)

	At 30 June 2022 RMB’000	At 31 December 2021 RMB’000
CAPITAL AND RESERVES
Share capital	10,823,814	10,823,814
Reserves	18,034,982	19,418,325

Total equity attributable to equity shareholders of the Company	28,858,796	30,242,139
Non-controlling interests	129,013	135,259

TOTAL EQUITY	28,987,809	30,377,398

Consolidated statement of changes in equity

for the six months ended 30 June 2022 - unaudited

(Expressed in Renminbi Yuan)

	Attributable to equity shareholders of the Company
	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2021	10,823,814	4,446,339	13,927,837	29,197,990	136,985	29,334,975
Changes in equity for the six months ended 30 June 2021:
Profit for the period	—	—	1,276,462	1,276,462	5,180	1,281,642
Other comprehensive income	—	52,431	—	52,431	—	52,431

Total comprehensive income for the period	—	52,431	1,276,462	1,328,893	5,180	1,334,073

Transfer to other reserves	—	2,300,272	(2,300,272)	—	—	—
Dividends proposed and approved	—	—	(1,082,381)	(1,082,381)	—	(1,082,381)
Appropriation of safety production fund	—	31,268	(31,268)	—	—	—

Balance at 30 June 2021 and 1 July 2021	10,823,814	6,830,310	11,790,378	29,444,502	142,165	29,586,667

Changes in equity for the six months ended 31 December 2021:
Profit for the period	—	—	796,969	796,969	(2,005)	794,964
Other comprehensive income	—	89,367	—	89,367	—	89,367

Total comprehensive income for the period	—	89,367	796,969	886,336	(2,005)	884,331
Transfer to other reserves	—	198,536	(198,536)	—	—	—
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	(88,699)	—	(88,699)	—	(88,699)
Dividends paid by subsidiaries to non-controlling interests	—	—	—	—	(4,901)	(4,901)
Appropriation of safety production fund	—	9,461	(9,461)	—	—	—

Balance at 31 December 2021	10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398

Consolidated statement of changes in equity

for the six months ended 30 June 2022 - unaudited (continued)

(Expressed in Renminbi Yuan)

	Attributable to equity shareholders of the Company
	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2022	10,823,814	7,038,975	12,379,350	30,242,139	135,259	30,377,398
Changes in equity for the six months ended 30 June 2022:
(Loss)/ profit for the period	—	—	(426,518)	(426,518)	5,188	(421,330)
Other comprehensive income	—	273,513	—	273,513	—	273,513

Total comprehensive income for the period	—	273,513	(426,518)	(153,005)	5,188	(147,817)

Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	(151,817)	—	(151,817)	—	(151,817)
Dividends proposed and approved	—	—	(1,082,381)	(1,082,381)	(11,434)	(1,093,815)
Appropriation of safety production fund	—	38,672	(38,672)	—	—	—

Others	—	3,860	—	3,860	—	3,860

Balance at 30 June 2022	10,823,814	7,203,203	10,831,779	28,858,796	129,013	28,987,809

Condensed consolidated cash flow statement

for the six months ended 30 June 2022 - unaudited

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
Operating activities
Cash used in operations	(6,035,723)	(2,155,135)
Interest paid	(39,711)	(53,828)
Income tax paid	(369,399)	(234,417)

Net cash used in operating activities	(6,444,833)	(2,443,380)

Investing activities
Dividends received from joint ventures and associates	576,138	55,044
Interest received	218,238	235,749
Net proceeds from disposal of property, plant and equipment	8,882	46,860
Cash received from time deposits with maturity less than one year	5,950,000	3,000,000
Cash received from maturity of structured deposits	—	2,700,000
Cash payment for investment in structured deposits	(1,000,000)	(6,650,000)
Cash payment for investment in time deposits	(2,600,000)	(1,000,000)
Cash payment for investment in entrusted loans	(150,000)	—
Cash payment for investment deposits	(53,500)	—
Payment for the purchase of property, plant and equipment and other long-term assets	(1,059,504)	(1,493,860)
Payment for investment in an associate and a joint venture	(130,000)	—
Other cash flows arising from investing activities	5,677	(151)

Net cash generated from/(used in) investing activities	1,765,931	(3,106,358)

Condensed consolidated cash flow statement

for the six months ended 30 June 2022 – unaudited (continued)

(Expressed in Renminbi Yuan)

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
Financing activities
Proceeds from borrowings	9,455,000	11,879,423
Proceeds from short-term bonds	3,000,000	—
Repayments of borrowings	(8,955,200)	(11,867,423)
Repayments of short-term bonds	(1,500,000)	—
Principal elements of lease payments	(2,991)	(9,192)

Net cash generated from financing activities	1,996,809	2,808

Net decrease in cash and cash equivalents	(2,682,093)	(5,546,930)
Cash and cash equivalents at 1 January	5,112,010	6,916,408
Effect of foreign exchange rates changes	8,733	(2,063)

Cash and cash equivalents at 30 June	2,438,650	1,367,415

Notes to the condensed unaudited interim financial report

(Expressed in Renminbi Yuan unless otherwise indicated)

1	General information and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The Company and its subsidiaries (“the Group”) are principally engaged in processing the crude oil into synthetic fibres, resins and plastics, intermediate petrochemical and petroleum products.

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, adopted by the International Accounting Standards Board (“IASB”). It was authorized for issue on 25 August 2022.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2021 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2022 annual financial statements. Details of any changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2021 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants.

2	Changes in accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

•	Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use

•	Amendments to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	Segment information and revenue

3.1	Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2021.

3	Segment information and revenue (continued)

3.1	Segment information (continued)

Six months ended 30 June 2022	Petroleum products	Intermediate petrochemicals	Trading of petrochemical product	Resins and plastics	Synthetic fibres	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	34,221,223	11,911,697	7,484,773	4,350,398	230,753	730,640	58,929,484
Inter segment revenue	(6,703,682)	(5,479,120)	(528,814)	(35,990)	(30)	(322,643)	(13,070,279)

Revenue from external customers	27,517,541	6,432,577	6,955,959	4,314,408	230,723	407,997	45,859,205
Timing of revenue recognition
At a point in time	27,517,541	6,432,577	6,915,528	4,314,408	230,723	407,997	45,818,774
Over time	—	—	40,431	—	—	—	40,431

	27,517,541	6,432,577	6,955,959	4,314,408	230,723	407,997	45,859,205

Segment result – profit/(loss) from operations	464,776	(556,193)	19,821	(220,997)	(320,684)	(71,558)	(684,835)

Impairment of plant and machinery	—	—	—	—	—	—	—
As at 30 June 2022
Segment assets	13,099,536	4,021,519	1,680,894	1,288,776	2,135,243	2,345,589	24,571,557
Segment liabilities	3,798,267	1,008,218	1,309,209	1,226,642	549,547	38,952	7,930,835

3	Segment information and revenue (continued)

3.1	Segment information (continued)

Six months ended 30 June 2021	Petroleum products	Intermediate petrochemicals	Trading of petrochemical product	Resins and plastics	Synthetic fibres	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment revenue	26,212,341	9,267,436	5,893,808	4,731,109	781,301	667,721	47,553,716
Inter segment revenue	(3,796,123)	(5,411,135)	(846,683)	(56,452)	(49,850)	(304,964)	(10,465,207)

Revenue from external customers	22,416,218	3,856,301	5,047,125	4,674,657	731,451	362,757	37,088,509
Timing of revenue recognition
At a point in time	22,416,218	3,856,301	5,036,097	4,674,657	731,451	362,757	37,077,481
Over time	—	—	11,028	—	—	—	11,028

	22,416,218	3,856,301	5,047,125	4,674,657	731,451	362,757	37,088,509

Segment result – profit/(loss) from operations	942,353	(92,569)	33,650	300,703	(374,788)	(64,425)	744,924

Impairment of plant and machinery	15,000	—	—	—	1,803	—	16,803
As at 31 December 2021
Segment assets	13,317,338	3,781,785	1,348,751	1,395,867	1,919,194	2,700,327	24,463,262
Segment liabilities	9,749,806	1,257,436	1,257,750	1,327,587	490,211	112,876	14,195,666

	Six months ended 30 June
	2022 RMB’000	2021 RMB’000
Segment result – (loss)/profit from operations
Petroleum products	464,776	942,353
Intermediate petrochemicals	(556,193)	(92,569)
Trading of petrochemical products	19,821	33,650
Resins and plastics	(220,997)	300,703
Synthetic fibres	(320,684)	(374,788)
Others	(71,558)	(64,425)

Segment result – (loss)/profit from operations	(684,835)	744,924

Finance income – net	279,262	210,514
Share of net (losses)/profits of associates and joint ventures accounted for using the equity method	(27,537)	587,548

(Loss)/profit before income tax	(433,110)	1,542,986

3	Segment information and revenue (continued)

3.2	Revenue

The Group’s revenue from external customers are substantially all within Mainland China for the six months ended 30 June 2022 and 2021. As at 30 June 2022 and 31 December 2021, assets are also substantially all within Mainland China.

Revenue of approximate RMB 29,555,589 thousand (six months ended 30 June 2021: RMB 25,082,208 thousand) are derived from a single customer. These revenues are attributable to the petroleum products and other segments.

4	(Loss) / profit before taxation

(Loss) / profit before taxation is arrived at after charging/(crediting):

(a)	Finance income – net

	Six months ended 30 June
	2022 RMB’000	2021 RMB’000
Interest income from time deposits with maturity more than 3 months	261,964	202,251
Interest income from time deposits with maturity less than 3 months	62,652	40,451
Others	4,689	6,111

Finance income	329,305	248,813

Interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss	(60,820)	(41,887)
Less: interest expense capitalized into construction in progress	10,777	3,588

Finance expenses	(50,043)	(38,299)

Finance income – net	279,262	210,514

(b)	Other gains – net

	Six months ended 30 June
	2022 RMB’000	2021 RMB’000
Gains from structured deposits (note i)	9,300	45,552
Net (losses)/gains on disposal of property, plant and equipment(note ii)	(5,960)	62,290
Net gains/(losses) on foreign exchange option/forward contracts	7,583	(151)
Net losses on commodity swaps contracts not qualified for hedging accounting	(35,188)	—
Net foreign exchange gains/ (losses)	20,082	(1,039)
Net losses on selling of financial assets at fair value through other comprehensive income (“FVOCI”)	(2,187)	(2,096)
Net losses on disposal of inventory (note ii)	(819)	—
Gains from entrusted loan receivable	2,667	—

	(4,522)	104,556

(i)	Gains from structured deposits

Structured deposits are financial products issued by banks, return of which are linked to the performance of the embedded index, like foreign exchange rate, interest rate and etc..

(ii)	The effect of “6.18” No.1 ethylene glycol plant explosion accident

On 18 June 2022, a fire broke out in No.1 ethylene glycol plant of the intermediate petrochemicals segment of the Company, causing a fire on surrounding individual pipelines. The main production facilities of the Group had been shut down after the fire occurred. Net losses due to the fire, including writing off of damaged fixed assets and inventories with amount of RMB7,676 thousand and RMB819 thousand respectively, have been recorded in the account other gains – net, and compensation to casualties amounting to RMB1,010 thousand have been recorded in the account other operating expenses (Six months ended 30 June 2021: Nil).

As of the date of this report, the cause of the accident is under investigation and the production facilities have resumed production.

(c)	Other items

	Six months ended 30 June
	2022 RMB’000	2021 RMB’000
Depreciation of property, plant and equipment	716,213	800,196
Depreciation of right-of-use assets	16,130	17,134
Depreciation of investment properties	7,661	7,663
Amortization of other non-current assets	136,125	112,998
Research and development costs (other than depreciation and amortization)	34,884	25,208
Impairment losses on property, plant and equipment	—	16,803
Provision of inventory write-down	177,777	63,290

5	Income tax

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
Current tax:
Provision for PRC current income tax for the period	(8,737)	(136,869)
Tax filing difference	(54,017)	—

	(62,754)	(136,869)
Deferred tax:
Origination and reversal of temporary differences	74,534	(124,475)

	11,780	(261,344)

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2021: 25%) on the estimated taxable income of the six months ended 30 June 2022 determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

6	(Losses) / earnings per share

(a)	Basic (losses)/ earnings per share

The calculation of basic (losses) / earnings per share is based on the loss attributable to equity shareholders of the Company for the six months ended 30 June 2022 of RMB 426,518 thousand (six months ended 30 June 2021: profit of RMB 1,276,462 thousand) and 10,823,813,500 shares (six months ended 30 June 2021: 10,823,813,500 shares) in issue during the interim period.

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
(Loss) / profit attributable to equity shareholders of the Company	(426,518)	1,276,462

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,814	10,823,814

Basic (losses) / earnings per share (RMB per share)	RMB (0.039)	RMB 0.118

(b)	Diluted (losses) / earnings per share

There were no dilutive potential ordinary shares for the six months ended 30 June 2022 and 2021, therefore diluted (losses) / earnings per share is the same as basic (losses) / earnings per share.

7	Dividends

(i)	Dividends payable to equity shareholders of the Company attributable to the interim period

The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2022 (six months ended 30 June 2021: Nil).

(ii)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved during the interim period

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved during the following interim period, of RMB 0.10 per ordinary share (six months ended 30 June 2021: RMB 0.10 per ordinary share)	1,082,381	1,082,381

Pursuant to a resolution passed at the Annual General Meeting held on 22 June 2022, a total dividend of RMB 1,082,381 thousand was declared for the year ended 31 December 2021 and subsequently paid in July 2022.

Pursuant to a resolution passed at the Annual General Meeting held on 16 June 2021, a total dividend of RMB 1,082,381 thousand was declared for the year ended 31 December 2020 and subsequently paid in July 2021.

8	Trade and other receivables

	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000
Trade receivables	69,721	79,413
Less: loss allowance	(2,147)	(1,988)

	67,574	77,425

Amounts due from related parties excluded prepayments and bills receivable	929,853	1,153,111

Less: loss allowance	(2,798)	—

	927,055	1,153,111

Other receivables	140,898	47,737
Less: loss allowance	(2,070)	(140)

	138,828	47,597

Financial assets measured at amortized cost	1,133,457	1,278,133

Amounts due from related parties - prepayments	7,258	34,220
Amounts due from related parties - bills receivables	—	25,000

	1,140,715	1,337,353

Amounts due from related parties mainly represent trade-related balances and dividends receivable, unsecured in nature and bear no interest.

8	Trade and other receivables (continued)

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments and bills receivable (net of allowance for doubtful debts) is as follows:

	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000
Within 1 year	994,629	1,230,360
1-2 year	—	27
Over 2 years	—	149

	994,629	1,230,536

Movements in the loss allowance account in respect of trade and other receivables during the period is as follows:

	Six months ended 30 June
	2022	2021
	RMB’000	RMB’000
Balance at 1 January	2,128	773
Impairment losses recognized during the period	4,887	—

Balance at 30 June	7,015	773

As at 30 June 2022 and 31 December 2021, no trade receivable was pledged as collateral. Sales to third parties are generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9	Trade and other payables

	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000
Trade payables	2,166,862	1,527,706
Bills payable	130,464	562,593
Amounts due to related parties exclude advances received	2,915,955	4,910,255

	5,213,281	7,000,554

Dividends payable	570,512	30,577
Construction payable	348,350	487,283
Accrued expenses	552,070	400,391
Other liabilities	64,390	87,144

	1,535,322	1,005,395

Financial liabilities measured at amortized cost	6,748,603	8,005,949
Amounts due to related parties – advances received	3,869	6,275
Amounts due to related parties – measured at fair value through profit or loss (FVPL) (i)	1,234,862	1,388,286

	7,987,334	9,400,510

Including: total amount due to related parties	4,154,686	6,304,816

(i)

Amounts due to related parties – measured at FVPL represents the obligation that the Company needs to return the crude oil to its related party with maturity of less than 1 year, which is measured at fair value through profit or loss.

As at 30 June 2022 and 31 December 2021, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2022 and 31 December 2021, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000
Within one year	5,202,374	6,990,653
Between one and two years	1,657	9,527
Over two years	9,250	374

	5,213,281	7,000,554

10	Borrowings

	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000
Credit loans due within one year
- Short-term bank loan	2,059,600	1,559,800
Credit loans due over one year but within three years
- Long-term borrowings from a related party	700,000	700,000

	2,759,600	2,259,800

(a)    The analysis of the repayment schedule of borrowings are as follows:

	As at 30 June 2022	As at 31 December 2021
	RMB’000	RMB’000
Within 1 year or on demand	2,059,600	1,559,800
Over one year but within two years	—	—
Over two years but within three years	700,000	700,000

	2,759,600	2,259,800

The weighted average interest rate for the Group’s short-term bank loan was 2.63% as at 30 June 2022 (31 December 2021: 2.74%). The interest rate of the Group’s long-term borrowings was 1.08% as at 30 June 2022 (31 December 2021: 1.08%).

As at 30 June 2022 and 31 December 2021, no borrowings were secured by property, plant and equipment.

11	Reserves

	Legal surplus	Capital surplus	Surplus reserve	Other reserve	Hedging	Share premium	Safety production fund	Retained earnings	Total
	(note(a))	(note(b))	(note(c))	(note(d))		(note(e))	(note(f))	(note(g))
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2021	4,072,476	13,739	101,355	6,326	—	106,846	145,597	13,927,837	18,374,176
Total comprehensive income for the period attributable to shareholders of the Company	—	—	—	702	51,729	—	—	1,276,462	1,328,893
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Transfer to legal surplus	2,300,272	—	—	—	—	—	—	(2,300,272)	—
Appropriation of safety production fund	—	—	—	—	—	—	31,268	(31,268)	—

Balance at 30 June 2021 and 1 July 2021	6,372,748	13,739	101,355	7,028	51,729	106,846	176,865	11,790,378	18,620,688

Total comprehensive income for the period attributable to shareholders of the Company	—	—	—	15,937	73,430	—	—	796,969	886,336
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	(88,699)	—	—	—	(88,699)
Transfer to legal surplus	198,536	—	—	—	—	—	—	(198,536)	—
Appropriation of safety production fund	—	—	—	—	—	—	9,461	(9,461)	—

Balance at 31 December 2021 and 1 January 2022	6,571,284	13,739	101,355	22,965	36,460	106,846	186,326	12,379,350	19,418,325

Total comprehensive income for the period attributable to shareholders of the Company	—	—	—	(22,558)	296,071	—	—	(426,518)	(153,005)
Amounts transferred from hedging reserve to initial carrying amount of hedged items	—	—	—	—	(151,817)	—	—	—	(151,817)
Dividends declared and approved in respect of previous year	—	—	—	—	—	—	—	(1,082,381)	(1,082,381)
Appropriation of safety production fund	—	—	—	—	—	—	38,672	(38,672)	—
Others	—	3,860	—	—	—	—	—	—	3,860

Balance at 30 June 2022	6,571,284	17,599	101,355	407	180,714	106,846	224,998	10,831,779	18,034,982

11	Reserves (continued)

Notes:

(a)

Under PRC rules and regulations, the Company and its PRC subsidiaries are required to set aside 10% of the net income determined in accordance with the PRC accounting rules and regulations to a legal surplus reserve. The transfer to this reserve must be made before distribution of any dividend to shareholders.

The legal surplus reserve is non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilized for business expansion or converted into ordinary shares by the issuance of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issuance is not less than 25% of the registered capital.

In accordance with PRC rules and regulations, the Company has set aside RMB6,571,284 thousand of legal surplus as of 30 June 2022.

(b)	This reserve represents gifts or grants received from China Petrochemical Corporation, the ultimate parent company and which are required to be included in this reserve fund by PRC regulations.

(c)	The transfer to this reserve from the retained profits is subject to the approval by shareholders at general meetings. Its usage is similar to that of legal surplus reserve.

(d)

Other reserve comprises share of post-acquisition movements in other comprehensive income from associates and joint ventures using the equity methods of accounting with a corresponding adjustment to the carrying amount of the investment.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(f)

According to the relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products. This reserve represents unutilized safety production fund.

(g)

According to the Company’s Articles of Association, the reserve available for distribution is the lower of the amount determined under China Accounting Standards for Business Enterprises and the amount determined under IFRS. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2022 (six months ended 30 June 2021: Nil).

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 25 August 2022